Exhibit (a)(1)(M)

News Release

David C. Abrams, Principal

Abrams Capital, LLC

222 Berkeley St, 22nd Floor

Boston, MA 02116-3733

(617) 646-6100

For Immediate Release: November 15, 2005

ABRAMS CAPITAL, LLC ANNOUNCES TENDER OFFER RESULTS AND

COMMENCES A SUBSEQUENT OFFERING PERIOD FOR

ALL OUTSTANDING TRANCHE B WARRANTS AND

TRANCHE C WARRANTS OF GENTEK INC.

Boston, Massachusetts: Abrams Capital, LLC, together with ACP Acquisition, LLC and Great Hollow Partners, LLC (collectively, “Abrams”), announced today the expiration of the initial offer period of Abrams’ cash tender offer to purchase all of the outstanding Tranche B Warrants and Tranche C Warrants of GenTek Inc. (collectively, the “Warrants”) and the commencement of a subsequent offering period. The initial tender offer expired at 12:00 midnight, New York City time, on Monday, November 14, 2005.

Based on information provided by Mellon Investor Services, LLC, the depositary for the offer, 155,502 Tranche B Warrants, representing 25.12% of the outstanding Tranche B Warrants, and 74,907 Tranche C Warrants, representing 24.77% of the outstanding Tranche C Warrants, were validly tendered prior to the expiration of the offer and not withdrawn. In addition, 219 Tranche B Warrants, representing .04% of the outstanding Tranche B Warrants, and 104 Tranche C Warrants, representing .03% of the outstanding Tranche C Warrants, were tendered subject to guaranteed delivery prior to the expiration of the offer. All such Warrants validly tendered will be accepted for purchase in accordance with the terms of the offer. Abrams will promptly pay the offer price of $4.25 for every Tranche B Warrant validly tendered and $4.75 for every Tranche C Warrant validly tendered, each net to the seller in cash without interest.

At 12.01 a.m., New York City time, on November 15, 2005, Abrams commenced a subsequent offering period for all remaining untendered Warrants. The purpose of the subsequent offering period is to enable holders of Warrants who did not tender during the initial offering period to participate in the offer. Warrants validly tendered during the subsequent offering period will be accepted immediately and paid promptly as they are accepted. The same purchase prices offered in the initial offering period of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to the seller in cash without interest, will be paid during the subsequent offering period. The subsequent offer is on the same terms and subject to the same conditions set forth in the Offer to Purchase dated October 17, 2005, and the Letter of Transmittal enclosed therewith, except that no withdrawal rights will apply during the subsequent offering period.

The subsequent offering period will expire at 5:00 p.m., New York City time, on Tuesday, November 29, 2005, unless extended. Any extension will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire.

Mellon Investor Services, LLC is serving as the depositary during the subsequent offering period, and D.F. King & Co., Inc. is serving as the information agent during the subsequent offering period. Any questions concerning the tender offer and any requests for copies of the tender offer materials may be directed to D.F. King & Co., Inc. at (800) 487-4870.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY TRANCHE B WARRANTS OR TRANCHE C WARRANTS OF GENTEK INC. THE SOLICITATION OF OFFERS TO BUY THE TRANCHE B WARRANTS AND TRANCHE C WARRANTS IS BEING MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WARRANTHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER DOCUMENTS FROM THE INFORMATION AGENT, D.F. KING & CO., INC., AT (800) 487-4870 OR AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV.